Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca
PRESS RELEASE

CHC to acquire Coulson Aero Technologies Ltd., expand Global Support

Wednesday, December 8, 2004, Vancouver, B.C. Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that its new helicopter support division, CHC Global Support, has entered into an agreement to acquire the assets and capabilities of Coulson Aero Technologies Ltd. (“CAT”), a B.C.-based helicopter component and turbine engine maintenance repair and overhaul (MRO) company with annual revenues of approximately $6.5 million.

With this agreement, and the recent acquisition of Aero Turbine Support Ltd. and announced start-up of CHC’s S61/S76 dynamic component overhaul facility, CHC Global Support immediately gains the capability to support, on a nose-to-tail basis, its entire fleet of more than 80 S76 and S61 aircraft, and to compete for helicopter support work for a worldwide fleet of more than 500 aircraft in this sector.

CHC Global Support will also enter into a five-year agreement to provide exclusive MRO services, for major components and engines, to Coulson Aircrane Ltd. (“CAL”), a B.C.-based company operating five Sikorsky S61 aircraft.

The agreements represent a long-term partnership between CHC and the Coulson companies which will significantly enhance business opportunities for both parties. The acquisition is expected to be completed in early January 2005.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel,	Chris Flanagan,
Senior Vice-President & Chief Financial Officer	Director of Communications
604-276-7500	604-279-2493/340-7659

If you wish to be added to, or removed from, the Company's distribution list, please e-mail: communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.